Exhibit 99.1

READY CAPITAL CORPORATION ANNOUNCES FOURTH QUARTER 2018 RESULTS

-  Net Income of $0.30 per share of common stock in the fourth quarter   -

-  Core Earnings of $0.34 per share of common stock in the fourth quarter   -

-  Total SBC loans of approximately $400 Million originated in Fourth Quarter 2018  -

- Total SBC loans of approximately $1.8 billion added in 2018, up 33% versus 2017 -

-  Declared First Quarter 2019  Dividend of $0.40 Per Share   -

New York, New York, March 12, 2019 / PRNewswire / – Ready Capital Corporation (“Ready Capital” or the “Company”) (NYSE: RC) today reported financial results for the quarter ended December 31, 2018.

Fourth Quarter Highlights:

•	U.S. GAAP Net Income of $9.5 million, or $0.30 per share of common stock
•	Core Earnings of $11.3 million, or $0.34 per share of common stock
•	Mark-to-market loss on derivative positions resulted in an after-tax reduction in U.S. GAAP Net Income and Core Earnings of $0.12 per share
•	Return on Equity of 6.8%
•	Core Return on Equity of 8.1%
•	Adjusted net book value of $16.91 per share of common stock as of December 31, 2018
•	Originated $332.9 million of small balance commercial (“SBC”) loans
•	Originated $65.4 million of loans guaranteed by the U.S. Small Business Administration (the “SBA”) under its Section 7(a) loan program
•	Originated $369.2 million of residential mortgage loans
•	Declared and paid dividend of $0.40 per share.

2018 Highlights:

•	Net Income of $61.5 million, or $1.84 per share of common stock
•	Core Earnings of $58.7 million, or $1.76 per share of common stock
•	Return on Equity of 10.8%
•	Core Return on Equity of 10.3%
•	Originated $1.2 billion of SBC loans
•	Originated $213.0 million of SBA loans

Highlights Subsequent to Quarter End:

•	Completed the securitization of $399.2 million of fixed-rate SBC loans and issued $355.8 million of senior bonds at a weighted average pass-through rate of 4.0%
•	Declared First Quarter 2019 dividend of $0.40 per share of common stock and operating partnership unit (“OP unit”).

A summary of Ready Capital’s operating results for the quarter ended December 31, 2018 is presented below. Ready Capital reported U.S. GAAP Net Income for the three months ended December 31, 2018 of $9.5 million, or $0.30 per share of common stock, and Core Earnings (a non-GAAP financial measure) of $11.3 million, or $0.34 per share of common stock.

“During 2018, we deployed over $1.8 billion relating to SBC loans, which represented a 33% increase compared to 2017 and the fourth quarter denoted our two-year anniversary as a public company,” stated Thomas Capasse, Chairman and Chief Executive Officer. “While we posted strong results in the fourth quarter, they would have been even greater, if the year-end 2018 market volatility did not result in a mark-to-market impact of $0.12 per diluted share. Our annualized ROE of 10.8% and dividend yield exceeding 10% over this two-year period remains at the top of our peer group. As we move into 2019, we are focused on achieving our strategic objective to expand our platform and, as we drive loan growth, create additional and consistent value for our shareholders.”

Dividends

For the first quarter 2019 the Company declared a dividend of $0.40 per share of common stock and operating partnership unit. This dividend is payable on April 30, 2019 to shareholders of record as of the close of business on March 28, 2019.

The Company issued a supplemental presentation of its fourth quarter 2018 results, which can be viewed in the investor relations section at www.readycapital.com.

Use of Non-GAAP Financial Information

In addition to the results presented in accordance with U.S. GAAP, this press release includes Core Earnings which is a non-U.S. GAAP financial measure. The Company defines Core Earnings as net income adjusted for unrealized gains (losses) related to certain mortgage backed securities, realized gains (losses) on sales of certain MBS, unrealized gains (losses) related to residential mortgage servicing rights, and one-time non-recurring gains or losses, such as gains or losses on discontinued operations, bargain purchase gains or merger related expenses.

The Company believes that providing investors with this non-U.S. GAAP financial information, in addition to the related U.S. GAAP measures, gives investors greater transparency into the information used by management in its financial and operational decision-making. However, because Core Earnings is an incomplete measure of the Company's financial performance and involves differences from net income computed in accordance with U.S. GAAP, it should be considered along with, but not as an alternative to, the Company's net income computed in accordance with U.S. GAAP as a measure of the Company's financial performance. In addition, because not all companies use identical calculations, the Company's presentation of Core Earnings may not be comparable to other similarly-titled measures of other companies.

In calculating Core Earnings, Net Income (in accordance with GAAP) is adjusted to exclude unrealized gains and losses on MBS acquired by us in the secondary market, but is not adjusted to exclude unrealized gains and losses on MBS retained by us as part of our loan origination businesses, where we transfer originated loans into an MBS securitization and retain an interest in the securitization. In calculating Core Earnings, we do not adjust Net Income (in accordance with GAAP) to take into account unrealized gains and losses on MBS retained by us as part of our loan origination businesses because we consider the unrealized gains and losses that are generated in the loan origination and securitization process to be a fundamental part of this business and an indicator of the ongoing performance and credit quality of our historical loan originations. In calculating Core Earnings, Net Income (in accordance with GAAP) is adjusted to exclude realized gains and losses on certain MBS securities considered to be non-core.  Certain MBS positions are considered to be non-core due to a variety of reasons which may include collateral type, duration, and size.

In addition, in calculating Core Earnings, Net Income (in accordance with GAAP) is adjusted to exclude unrealized gains or losses on Residential MSRs, held at fair value.  We treat our commercial MSRs and Residential MSRs as two separate classes based on the nature of the underlying mortgages and our treatment of these assets as two separate pools for risk management purposes.  Servicing rights relating to our small business commercial business are accounted for under ASC 860, Transfer and Servicing, while our residential MSRs are accounted for under the fair value option under ASC 825, Financial Instruments.  In calculating Core Earnings, we do not exclude realized gains or losses on either commercial MSRs or Residential MSRs, held at fair value, as servicing income is a fundamental part of our business and as an indicator of the ongoing performance.

The following table reconciles net income computed in accordance with U.S. GAAP to Core Earnings for the three months ended December 31, 2018:

(In Thousands)	Three Months Ended December 31, 2018
Net Income	$9,486
Reconciling items:
Unrealized loss on mortgage-backed securities	226
Unrealized loss on mortgage servicing rights	2,171
Total reconciling items	$2,397
Core earnings before income taxes	$11,883
Income tax adjustments	(547)
Core earnings	$11,336

U.S. GAAP Return on Equity is based on U.S. GAAP Net Income, while Core Return on Equity is based on Core Earnings, which adjusts GAAP Net Income for the items in the Core reconciliation above.

Webcast and Earnings Conference Call

Management will host a webcast and conference call on Wednesday,  March 13, 2019 at 8:30 am ET to provide a general business update and discuss the financial results for the quarter ended December 31, 2018. A webcast will be available on the Company’s website at www.readycapital.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register and download and install any necessary audio software.

To Participate in the Telephone Conference Call:

Dial in at least five minutes prior to start time.

Domestic: 1-877-407-0792

International: 1-201-689-8263

Conference ID #: 13687449

Conference Call Playback:

Domestic: 1-844-512-2921

International: 1-412-317-6671

Replay Pin #: 13687449

The playback can be accessed through March 27, 2019.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on current expectations and beliefs of the Company and Owens Realty Mortgage, Inc. (NYSEAM:ORM) (“ORM”) and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; neither the Company nor ORM can give any assurance that its expectations will be attained.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, the risk that the merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain stockholder approvals relating to the merger and issuance of shares in connection therewith or the failure to satisfy the other conditions to completion of the merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed merger; the effect of the announcement of the proposed merger on Ready Capital's and ORM's operating results and businesses generally; the outcome of any legal proceedings relating to the merger; changes in future loan acquisition and production; the ability to retain key personnel; availability of suitable investment opportunities; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; general economic conditions; market conditions; conditions in the market for small balance commercial loans and other investments; and other factors, including those set forth in the Risk Factors section of Ready Capital’s Registration Statement on Form S-4, declared effective by the SEC on February 15, 2019, and other reports filed by Ready Capital and ORM with the SEC, copies of which are available on the SEC's website, www.sec.gov. Neither Ready Capital nor ORM undertakes any obligation to update these statements for revisions or changes after the date of this press release, except as required by law.

Additional Information and Where to Find It

This press release may be deemed to be solicitation material in respect of the proposed merger of Ready Capital and ORM.  In connection with the proposed merger, Ready Capital has filed a Registration Statement on Form S-4, which includes a joint proxy statement/prospectus and has been declared effective by the SEC. Ready Capital's stockholders and other interested persons are advised to read the definitive joint proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed merger and, when available, the amendments thereto, as these materials will contain important information about Ready Capital, ORM and the proposed merger. The definitive joint proxy statement/prospectus and other relevant materials for the proposed merger have been mailed to stockholders of Ready Capital as of the record date. Stockholders will also be able to obtain copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC's web site at www.sec.gov, or on Ready Capital’s website at https://readycapital.com/ or by directing a request to Ready Capital’s Investor Relations at InvestorRelations@readycapital.com or at (212) 257-4666.

Participants in Solicitation

Ready Capital, its directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Ready Capital’s directors and executive officers is available in its proxy statement filed with the SEC. Additional information regarding these persons and their interests in the proposed merger is included in the definitive joint proxy statement/prospectus relating to the proposed merger that has been filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

ORM and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Ready Capital in connection with the proposed merger. A list of the names of such directors and executive officers and information regarding their interests in the proposed merger are included in the joint proxy statement/prospectus for the proposed merger.

About Owens Realty Mortgage, Inc.

Owens Realty Mortgage, Inc., a Maryland corporation, is a specialty finance mortgage company organized to qualify as a real estate investment trust ("REIT") that focuses on the origination, investment, and management of commercial real estate mortgage loans. ORM provides customized, short-term acquisition and transition capital to small balance and middle-market investors that require speed and flexibility. ORM's primary objective is to provide investors with attractive current income and long-term shareholder value. Owens Realty Mortgage, Inc. is headquartered in Walnut Creek, California, and is externally managed and advised by Owens Financial Group, Inc.

About Ready Capital Corporation

Ready Capital Corporation (NYSE: RC) is a multi-strategy real estate finance company that originates, acquires, finances and services small- to medium-sized balance commercial loans. Ready Capital specializes in loans backed by commercial real estate, including agency multifamily, investor and bridge as well as SBA 7(a) business loans. Headquartered in New York, New York, Ready Capital employs over 400 lending professionals nationwide. The company is externally managed and advised by Waterfall Asset Management, LLC.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed merger. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contact

Investor Relations
Ready Capital Corporation
212-257-4666
InvestorRelations@readycapital.com

Additional information can be found on the Company’s website at www.readycapital.com

READY CAPITAL CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In Thousands)	December 31, 2018	December 31, 2017
Assets
Cash and cash equivalents	$54,406	$63,425
Restricted cash	28,921	11,666
Loans, net (including $22,664 and $188,150 held at fair value)	1,193,392	1,017,920
Loans, held for sale, at fair value	115,258	216,022
Mortgage backed securities, at fair value	91,937	39,922
Loans eligible for repurchase from Ginnie Mae	74,180	95,158
Investment in unconsolidated joint venture	33,438	55,369
Derivative instruments	2,070	4,725
Servicing rights (including $93,065 and $72,295 held at fair value)	120,062	94,038
Receivable from third parties	8,888	6,756
Other assets	63,234	56,840
Assets of consolidated VIEs	1,251,057	861,662
Total Assets	$3,036,843	$2,523,503
Liabilities
Secured borrowings	834,547	637,393
Securitized debt obligations of consolidated VIEs, net	905,367	598,148
Convertible notes, net	109,979	108,991
Senior secured notes, net	178,870	138,078
Corporate debt, net	48,457	—
Guaranteed loan financing	229,678	293,045
Contingent consideration	1,207	10,016
Liabilities for loans eligible for repurchase from Ginnie Mae	74,180	95,158
Derivative instruments	3,625	282
Dividends payable	13,346	12,289
Accounts payable and other accrued liabilities	73,512	74,636
Total Liabilities	$2,472,768	$1,968,036
Stockholders’ Equity
Common stock, $0.0001 par value, 500,000,000 shares authorized, 32,105,112 and 31,996,440 shares issued and outstanding, respectively	3	3
Additional paid-in capital	540,478	539,455
Retained earnings (deficit)	5,272	(3,385)
Accumulated other comprehensive income/ (loss)	(922)	—
Total Ready Capital Corporation equity	544,831	536,073
Non-controlling interests	19,244	19,394
Total Stockholders’ Equity	$564,075	$555,467
Total Liabilities and Stockholders’ Equity	$3,036,843	$2,523,503

READY CAPITAL CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended	Year Ended
(In Thousands, except share data)	December 31, 2018	December 31, 2018
Interest income	$46,204	$169,499
Interest expense	(31,240)	(109,238)
Net interest income before provision for loan losses	$14,964	$60,261
Provision for loan losses	(1,131)	(1,701)
Net interest income after provision for loan losses	$13,833	$58,560
Non-interest income
Residential mortgage banking activities	$11,561	$59,852
Net realized gain on financial instruments	10,610	38,409
Net unrealized gain/ (loss) on financial instruments	(11,112)	4,853
Other income	1,222	5,586
Servicing income, net of amortization and impairment	7,116	27,075
Income on unconsolidated joint venture	2,728	12,148
Total non-interest income	$22,125	$147,923
Non-interest expense
Employee compensation and benefits	(12,847)	$(56,602)
Allocated employee compensation and benefits from related party	(600)	(4,200)
Variable expenses on residential mortgage banking activities	(4,108)	(22,228)
Professional fees	(420)	(6,999)
Management fees – related party	(2,058)	(8,176)
Incentive fees – related party	(467)	(1,143)
Loan servicing expense	(3,442)	(15,545)
Other operating expenses	(5,267)	(28,747)
Total non-interest expense	$(29,209)	$(143,640)
Income from continuing operations before provision for income taxes	$6,749	$62,843
Provision for income taxes	2,737	(1,386)
Net income from continuing operations	$9,486	$61,457
Net income	$9,486	$61,457
Less: Net income attributable to non-controlling interest	309	2,199
Net income attributable to Ready Capital Corporation	$9,177	$59,258

Earnings (loss) per basic common share
Continuing operations	$0.30	$1.84
Earnings per common share - basic	$0.30	$1.84

Earnings (loss) per diluted common share
Continuing operations	$0.30	$1.84
Earnings per common share - diluted	$0.30	$1.84

Weighted-average shares outstanding
Basic	32,122,503	32,085,975
Diluted	32,138,712	32,102,184

Dividends declared per share of common stock	$0.40	$1.57

READY CAPITAL CORPORATION

 UNAUDITED SEGMENT REPORTING

fOR THE three MONTHS ENDED DECEMBER 31, 2018

			SBA Originations,	Residential
	Loan	SBC	Acquisitions	Mortgage	Corporate-
(In Thousands)	Acquisitions	Originations	and Servicing	Banking	Other	Consolidated
Interest income	$12,640	$23,330	$9,295	$939	$—	$46,204
Interest expense	(8,614)	(17,517)	(4,327)	(782)	—	(31,240)
Net interest income before provision for loan losses	$4,026	$5,813	$4,968	$157	$—	$14,964
Provision for loan losses	(739)	(21)	(371)	—	—	(1,131)
Net interest income after provision for loan losses	$3,287	$5,792	$4,597	$157	$—	$13,833
Non-interest income
Residential mortgage banking activities	$—	$—	$—	$11,561	$—	$11,561
Net realized gain on financial instruments	4,162	1,989	4,459	—	—	10,610
Net unrealized gain on financial instruments	(4,850)	(4,301)	(152)	(1,809)	—	(11,112)
Other income	32	969	174	35	12	1,222
Servicing income	4	425	1,323	5,364	—	7,116
Income from unconsolidated joint venture	2,728	—	—	—	—	2,728
Total non-interest income	$2,076	$(918)	$5,804	$15,151	$12	$22,125
Non-interest expense
Employee compensation and benefits	24	(1,748)	(3,567)	(7,376)	(180)	(12,847)
Allocated employee compensation and benefits from related party	(60)	—	—	—	(540)	(600)
Variable expenses on residential mortgage banking activities	—	—	—	(4,108)	—	(4,108)
Professional fees	(383)	(394)	(170)	(260)	787	(420)
Management fees – related party	—	—	—	—	(2,058)	(2,058)
Incentive fees – related party	—	—	—	—	(467)	(467)
Loan servicing expense	(1,179)	(1,065)	415	(1,582)	(31)	(3,442)
Other operating expenses	58	(2,420)	(1,061)	(1,493)	(351)	(5,267)
Total non-interest expense	$(1,540)	$(5,627)	$(4,383)	$(14,819)	$(2,840)	$(29,209)
Net income (loss) before provision for income taxes	$3,823	$(753)	$6,018	$489	$(2,828)	$6,749
Total assets	$644,512	$1,606,210	$455,513	$260,523	$70,085	$3,036,843

READY CAPITAL CORPORATION

UNAUDITED SEGMENT REPORTING

fOR THE YEAR ENDED DECEMBER 31, 2018

			SBA Originations,	Residential
	Loan	SBC	Acquisitions,	Mortgage	Corporate-
(In Thousands)	Acquisitions	Originations	and Servicing	Banking	Other	Consolidated
Interest income	$47,243	$81,752	$36,706	$3,798	$—	$169,499
Interest expense	(28,946)	(60,879)	(16,218)	(3,195)	—	(109,238)
Net interest income before provision for loan losses	$18,297	$20,873	$20,488	$603	$—	$60,261
Provision for loan losses	(1,727)	(13)	39	—	—	(1,701)
Net interest income after provision for loan losses	$16,570	$20,860	$20,527	$603	$—	$58,560
Non-interest income
Residential mortgage banking activities	$—	$—	$—	$59,852	$—	$59,852
Net realized gain on financial instruments	5,023	17,482	15,904	—	—	38,409
Net unrealized gain on financial instruments	(1,156)	142	173	5,694	—	4,853
Other income	368	4,366	621	200	31	5,586
Servicing income	20	1,396	5,390	20,269	—	27,075
Income from unconsolidated joint venture	12,148	—	—	—	—	12,148
Total non-interest income	$16,403	$23,386	$22,088	$86,015	$31	$147,923
Non-interest expense
Employee compensation and benefits	(386)	(8,815)	(13,077)	(33,401)	(923)	(56,602)
Allocated employee compensation and benefits from related party	(420)	—	—	—	(3,780)	(4,200)
Variable expenses on residential mortgage banking activities	—	—	—	(22,228)	—	(22,228)
Professional fees	(1,310)	(1,285)	(820)	(607)	(2,977)	(6,999)
Management fees – related party	—	—	—	—	(8,176)	(8,176)
Incentive fees – related party	—	—	—	—	(1,143)	(1,143)
Loan servicing expense	(3,926)	(3,883)	(260)	(7,444)	(32)	(15,545)
Other operating expenses	(3,214)	(10,392)	(4,070)	(8,254)	(2,817)	(28,747)
Total non-interest expense	$(9,256)	$(24,375)	$(18,227)	$(71,934)	$(19,848)	$(143,640)
Net income (loss) before provision for income taxes	$23,717	$19,871	$24,388	$14,684	$(19,817)	$62,843
Total assets	$644,512	$1,606,210	$455,513	$260,523	$70,085	$3,036,843